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                             November 18, 2022

       Hiranda Donoghue
       General Counsel
       MasterBrand, Inc.
       520 Lake Cook Road, Suite 300
       Deerfield, Illinois

                                                        Re: MasterBrand, Inc.
                                                            Amendment No. 1 to
Form 10-12B
                                                            Filed November 15,
2022
                                                            File No. 001-41545

       Dear Hiranda Donoghue:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12B filed November 15, 2022

       Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 66

   1. Please revise Note 3(f) on page 68 to separately discuss and quantify the amount of the related party
receivable adjustment attributed to each of    cash and cash equivalents   ,
                                                           related party
receivable    and    retained earnings    on a pro forma basis.
       Note 4. Management Adjustments , page 68

   2. We note your disclosure that in order to determine the impact of the synergies and dis-
                                                        synergies, you prepared
a detailed assessment of the resources and associated
                                                        costs required as a
baseline to stand up as a standalone company. You also disclose that this process was used
by all functions resulting in expected net cost savings when compared to the
corporate allocations included in the historical financial statements.
                                                        However, your
presentation in the table on page 69 of the "estimate of costs incurred for
 Hiranda Donoghue
MasterBrand, Inc.
November 18, 2022
Page 2
      services previously provided by Fortune Brands and new costs relating to your public company reporting and compliance obligations" does not appear to adequately identify the specific synergies and dis-synergies you expect to incur. Please revise to separately disclose the amount of synergies and dis-synergies included in your adjustment and provide a more detailed explanation as to the nature of each of the adjustments with a description of how that amount was calculated or determined. See guidance in Rule 11-
      02(a)(7)(ii) of Regulation S-X.
General

3. You disclose on pages 46 and 150 that the forum provision you describe does not apply to claims arising under the Exchange Act or the rules and regulations thereunder. Exhibit
      3.1, however, does not contain such an exclusion. Please either file a revised Exhibit 3.1 that is consistent with your disclosure or tell us how you will make future investors aware
      of the provision   s limited applicability. For example, will you include
disclosure of its
      limited applicability in your future Exchange Act filings?
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at (202) 551-5004 or Claire Erlanger at (202) 551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameHiranda Donoghue
                                                           Division of
Corporation Finance
Comapany NameMasterBrand, Inc.
                                                           Office of
Manufacturing
November 18, 2022 Page 2
cc:       Samir Gandhi
FirstName LastName